

December 16, 2011

Via U.S. Mail
Mr. Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

      Re: **Jarden Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 24, 2011
              File No. 001-13665

Dear Mr. Franklin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1. We note several instances in your discussion, including in the analysis of the changes in your net sales (including segment revenues), costs of sales, selling, general and administrative expenses (SG&A) and other line items, where the factors you have quantified as contributing to the changes result in a quantified explanation of an amount which is substantially less than the total amount of the change. As examples only and not as an all inclusive list:

   • the factors you have quantified as contributing to the $870 million increase in your net sales for 2010 result in a quantified explanation of approximately $497 million or 57 percent of the change; and,

- your explanation of the $248 million increase in SG&A costs for 2010 quantifies only $76.8 million or 31 percent of the total increase.

  Please revise future filings to explain and quantify to the greatest extent practicable, the significant factors that contributed to changes in line items in your financial statements. Please ensure that in future filings you provide a robust analysis, including quantification, of the significant factors that contribute to changes in line items on your financial statements and in your discussions of segment operating results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please show us what these revisions will look like.

Significant Accounting Policies and Critical Estimates, page 54

Goodwill and Indefinite-Lived Intangibles, page 55

2. Please refer to the third bullet point of comment 4 in our letter dated May 13, 2010 and your response to that comment dated May 25, 2010. You previously indicated that if any significant assumptions involved in testing goodwill and other intangible assets had changed from prior periods resulting in a material change to the fair value of a reporting unit or an intangible asset, you would disclose this fact, or if there were no changes, you would make a disclosure to that effect. Please tell us where you have made this disclosure.

Report of Independent Registered Public Accounting Firm, page 60

3. Please amend your filing to include an auditor's report which includes the name or identity of the independent accountant firm who issued the report and includes a conformed signature. Refer to Rules 202 (a) of Regulation S-X and 302 (a) of Regulation S-T.

Financial Statements, page 62

Note 1. Business and Significant Accounting Policies, page 67
Basis of Presentation, page 67

4. We refer you to comment 7 in our letter dated May 13, 2010 and your response dated May 25, 2010. We note you continue to disclose, in the third paragraph under this heading, information regarding the evaluation of subsequent events. We remind you that in accordance with ASU 2010-09, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated.

Note 3. Acquisitions, page 75

5. Please tell us and revise future filings to disclose the amounts of revenue and earnings of acquired entities which are included in your consolidated statements of operations for the periods. Please also provide the supplemental pro forma information showing the revenue and earnings of the combined entity for the current and prior reporting periods as though the acquisition dates for all business combinations that occurred in each year had been as of the beginning of that year. Please refer to ASC 805-10-50-2.h.

Note 9. Debt, page 80

6. We note that certain of your debt appears to include restrictions on the transfer of assets and payment of dividends. As previously requested in comment 9 in our letter dated May 13, 2010 and agreed to in your response dated May 25, 2010, please revise to disclose the amounts of restricted net assets as required by Rule 4-08(e) of Regulation S-X.

Note 13. Stockholders' Equity and Share-Based Awards, page 92

7. We note the disclosure you added on page 92 under the caption "*Other stock option data (in millions)*" for options outstanding and options exercisable. Please tell us if this disclosure is intended to present the aggregate intrinsic value of fully vested share options and options expected to vest, as this is unclear from your current disclosure. If so, please revise future filings to clarify this matter. If not please revise to provide this information as required by ASC 718-10-50-2.e.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief